Alcon Reports Second Quarter 2023 Results

•Second quarter 2023 sales of $2.4 billion, up 9%, or 12% constant currency(1) (cc)
•Second quarter 2023 diluted EPS of $0.34, up 13%, or up 34% cc;
core diluted EPS(2) of $0.69 up 10%, or 19% cc
•Based on strong operational performance and improved outlook, Company raises full year 2023 sales and core diluted EPS guidance

Ad Hoc Announcement Pursuant to Art. 53 LR

Geneva, August 15, 2023 - Alcon (SIX/NYSE:ALC), the global leader in eye care, reported its financial results for the three and six months ended June 30, 2023. For the second quarter of 2023, sales were $2.4 billion, an increase of 9% on a reported basis and 12% on a constant currency basis(1), as compared to the same quarter of the previous year. Alcon reported diluted earnings per share of $0.34 and core diluted earnings per share(2) of $0.69 in the second quarter of 2023.
David J. Endicott, Alcon's Chief Executive Officer, said, "Our robust second quarter results reflect the durability of our markets, the commercial excellence of our team and our unwavering focus on innovation."
Mr. Endicott continued, "By successfully executing our strategy around the world and across both franchises, we are further strengthening our leadership position in eye care, making us more resilient in a complex global economy and better positioned to seize new opportunities to advance patient care and deliver shareholder value."
Second quarter and first half 2023 key figures

	Three months ended June 30		Six months ended June 30
	2023	2022	2023	2022
Net sales ($ millions)	2,402	2,200	4,735	4,375
Operating margin (%)	11.2%	9.1%	11.4%	10.2%
Diluted earnings per share ($)	0.34	0.30	0.69	0.64
Core results (non-IFRS measure)(2)
Core operating margin (%)	19.9%	18.4%	20.3%	19.5%
Core diluted earnings per share ($)	0.69	0.63	1.39	1.32
(1)Constant currency is a non-IFRS measure. Refer to the 'Footnotes' section for additional information.
(2)Core results, such as core operating income, core operating margin and core diluted EPS, are non-IFRS measures. Refer to the 'Footnotes' section for additional information.

Second quarter and first half 2023 results
Sales for the second quarter of 2023 were $2.4 billion, an increase of 9% on a reported basis and 12% on a constant currency basis, compared to the second quarter of 2022. Sales for the first half of 2023 were $4.7 billion, an increase of 8% on a reported basis and 11% on a constant currency basis, compared to the first half of 2022.
The following table highlights net sales by segment for the second quarter and first half of 2023:

	Three months ended June 30		Change %		Six months ended June 30		Change %
($ millions unless indicated otherwise)	2023	2022	$	cc(1) (non-IFRS measure)	2023	2022	$	cc(1) (non-IFRS measure)

Surgical
Implantables	437	444	(2)	2	864	899	(4)	—
Consumables	714	644	11	13	1,370	1,245	10	13
Equipment/other	231	208	11	15	452	411	10	14
Total Surgical	1,382	1,296	7	10	2,686	2,555	5	9
Vision Care
Contact lenses	594	547	9	10	1,209	1,104	10	12
Ocular health	426	357	19	22	840	716	17	20
Total Vision Care	1,020	904	13	15	2,049	1,820	13	15
Net sales to third parties	2,402	2,200	9	12	4,735	4,375	8	11
Surgical growth driven by strong consumables and equipment sales
For the second quarter of 2023, Surgical net sales, which include implantables, consumables and equipment/other, were $1.4 billion, an increase of 7% on a reported basis and 10% on a constant currency basis versus the second quarter of 2022.
•Implantables net sales were $437 million, a decrease of 2%. Implantables net sales increased 5% excluding negative impacts of 4% from currency and 3% from the residual impact of an insurance reimbursement change in South Korea that took effect April 1, 2022. Growth in international markets was partially offset by other market entrants in the United States. Implantables net sales increased 2% constant currency.
•Consumables net sales were $714 million, an increase of 11%, reflecting favorable market conditions across geographies and price increases. China contributed 4 percentage points to consumables sales growth, including the ongoing recovery from the COVID-19 pandemic. Growth was partially offset by unfavorable currency impacts of 2%. Consumables net sales increased 13% constant currency.
•Equipment/other net sales were $231 million, an increase of 11%, reflecting continued strong demand for cataract equipment in international markets and higher service revenues. Growth was partially offset by unfavorable currency impacts of 4%. Equipment/other net sales increased 15% constant currency.
For the first half of 2023, Surgical net sales were $2.7 billion, an increase of 5%. Excluding unfavorable currency impacts of 4%, Surgical net sales increased 9% in constant currency.

Double-digit Vision Care growth reflects strength in contact lenses and eye drops, as well as contribution from acquired products
For the second quarter of 2023, Vision Care net sales, which include contact lenses and ocular health, were $1.0 billion, an increase of 13% on a reported basis and 15% on a constant currency basis, versus the second quarter of 2022. Vision Care net sales included 4 percentage points of contribution from products acquired in 2022.
•Contact lenses net sales were $594 million, an increase of 9%, led by continued growth in silicone hydrogel contact lenses, including the Precision1 and Total product families, and price increases. Growth was partially offset by unfavorable currency impacts of 1%. Contact lenses net sales increased 10% constant currency.
•Ocular health net sales were $426 million, an increase of 19%, primarily driven by the portfolio of eye drops, including acquired ophthalmic pharmaceutical products, price increases and ongoing recovery from supply chain challenges in contact lens care. Growth was partially offset by unfavorable currency impacts of 3%. Ocular health net sales increased 22% constant currency, including 10 percentage points from products acquired in 2022.
For the first half of 2023, Vision Care net sales were $2.0 billion, an increase of 13%, including 5 percentage points from products acquired in 2022. Excluding unfavorable currency impacts of 2%, Vision Care net sales increased 15% constant currency.
Operating income
Second quarter 2023 operating income was $270 million and operating margin was 11.2%. Operating margin increased 2.1 percentage points, reflecting improved underlying operating leverage from higher sales and manufacturing efficiencies. In addition, the prior year period was impacted by intangible asset impairments of $61 million. Operating margin benefits were partially offset by increased investment in research and development (R&D) primarily following the acquisition of Aerie, a shift in product mix in Surgical, including the impact from South Korea, increased inflationary impacts, higher amortization for intangible assets due to recent acquisitions, increased transformation costs and a negative 1.4 percentage point impact from currency. Operating margin increased 3.5 percentage points on a constant currency basis.
Adjustments to arrive at core operating income(2) in the current year period were $209 million, mainly due to $168 million of amortization and $26 million of transformation costs. Excluding these and other adjustments, second quarter of 2023 core operating income was $479 million.
Second quarter 2023 core operating margin was 19.9%. Core operating margin increased 1.5 percentage points, reflecting improved underlying operating leverage from higher sales and manufacturing efficiencies. Core operating margin benefits were partially offset by increased investment in R&D primarily following the acquisition of Aerie, a shift in product mix in Surgical, including the impact from South Korea, increased inflationary impacts and a negative 1.2 percentage point impact from currency. Core operating margin increased 2.7 percentage points on a constant currency basis.
First half 2023 operating income was $538 million and operating margin was 11.4%, which increased 1.2 percentage points on a reported basis and 2.6 percentage points on a constant currency basis. Adjustments to arrive at core operating income in the first half of 2023 were $421 million, mainly due to $341 million of amortization and $52 million of transformation costs. Excluding these and other adjustments, first half 2023 core operating income was $959 million.
First half 2023 core operating margin was 20.3%, an increase of 0.8 percentage points. Core operating margin increased 2.0 percentage points on a constant currency basis.

Diluted earnings per share (EPS)
Second quarter 2023 diluted earnings per share of $0.34 increased 13%, or 34% on a constant currency basis. Core diluted earnings per share of $0.69 increased 10%, or 19% on a constant currency basis.
First half 2023 diluted earnings per share of $0.69 increased 8%, or 30% on a constant currency basis. Core diluted earnings per share of $1.39 increased 5%, or 16% on a constant currency basis.
Balance sheet and cash flow highlights
The Company ended the first half of 2023 with a cash position of $661 million. Cash flows from operating activities for the first half of 2023 totaled $410 million, compared to $470 million in the prior year. The current year includes cash outflows from a legal settlement, higher interest payments associated with increased financial debt outstanding and higher taxes paid due to timing of payments. Net cash flows from operating activities also include increased collections associated with higher sales and lower associate short-term incentive payments, partially offset by the negative impact of foreign currency rates on operating results and higher payments for revenue deductions, transformation and other operating expenditures, including increased investment in R&D. Both periods were impacted by changes in net working capital.
Free cash flow(3), a non-IFRS measure, was an inflow of $189 million in the first half of 2023, compared to $233 million in the previous year, due to the change in cash flows from operations, partially offset by decreased purchases of property, plant and equipment.
(3)Free cash flow is a non-IFRS measure. Refer to the 'Footnotes' section for additional information.

2023 outlook
The Company updated its 2023 outlook as per the table below.

2023 outlook(4)	as of February	as of May	as of August	Comments vs. May
Net sales (USD)	$9.2 to $9.4 billion	$9.2 to $9.4 billion	$9.3 to $9.5 billion	Trending toward high end of range
Change vs. prior year (cc)(1) (non-IFRS measure)	+6% to +8%	+7% to +9%	+9% to +11%	Increase
Core operating margin(2) (non-IFRS measure)	19.5% to 20.5%	19.5% to 20.5%	19.5% to 20.5%	Maintain
Interest expense and Other financial income & expense	$260 to $280 million	$245 to $255 million	$230 to $240 million	Decrease
Core effective tax rate(5) (non-IFRS measure)	17% to 19%	17% to 19%	17% to 19%	Maintain
Core diluted EPS(2) (non-IFRS measure)	$2.55 to $2.65	$2.55 to $2.65	$2.70 to $2.80	Increase
Change vs. prior year (cc)(1) (non-IFRS measure)	+16% to +20%	+20% to +24%	+28% to +32%	Increase
This outlook assumes the following:
•Markets grow at or above historical averages in the second half of the year;
•Exchange rates as of the end of July 2023 prevail through year-end;
•Inflation and supply chain challenges continue through 2023;
•Approximately 497 million weighted-averaged diluted shares.

(4)The forward-looking guidance included in this press release cannot be reconciled to the comparable IFRS measures without unreasonable effort, because we are not able to predict with reasonable certainty the ultimate amount or nature of exceptional items in the fiscal year. Refer to the 'Footnotes' section for additional information.
(5)Core effective tax rate, a non-IFRS measure, is the applicable annual tax rate on core taxable income. Refer to the 'Footnotes' section for additional information.

Webcast and Conference Call Instructions
The Company will host a conference call on August 16, 2023 at 2:00 p.m. Central European Time / 8:00 a.m. Eastern Time to discuss its second quarter 2023 earnings results. The webcast can be accessed online through Alcon's Investor Relations website, investor.alcon.com. Listeners should log on approximately 10 minutes in advance. A replay will be available online within 24 hours after the event.
The Company's interim financial report and supplemental presentation materials can be found online through Alcon's Investor Relations website, or by clicking on the link:
https://investor.alcon.com/news-and-events/events-and-presentations/event-details/2023/Alcons-Second-Quarter-2023-Earnings-Conference-Call/default.aspx

Footnotes (pages 1-5)
(1)Constant currency (cc) is a non-IFRS measure. Growth in constant currency (cc) is calculated by translating the current year’s foreign currency items into US dollars using average exchange rates from the historical comparative period and comparing them to the values from the historical comparative period in US dollars. An explanation of non-IFRS measures can be found in the 'Non-IFRS measures as defined by the Company' section.
(2)Core results, such as core operating income, core operating margin and core EPS, are non-IFRS measures. For additional information, including a reconciliation of such core results to the most directly comparable measures presented in accordance with IFRS, see the explanation of non-IFRS measures and reconciliation tables in the 'Non-IFRS measures as defined by the Company' and 'Financial tables' sections.
(3)Free cash flow is a non-IFRS measure. For additional information regarding free cash flow, see the explanation of non-IFRS measures and reconciliation tables in the 'Non-IFRS measures as defined by the Company' and 'Financial tables' sections.
(4)The forward-looking guidance included in this press release cannot be reconciled to the comparable IFRS measures without unreasonable efforts, because we are not able to predict with reasonable certainty the ultimate amount or nature of exceptional items in the fiscal year. Refer to the section 'Non-IFRS measures as defined by the Company' for more information.
(5)Core effective tax rate, a non-IFRS measure, is the applicable annual tax rate on core taxable income. For additional information, see the explanation regarding reconciliation of forward-looking guidance in the 'Non-IFRS measures as defined by the Company' section.

Cautionary Note Regarding Forward-Looking Statements
This press release contains, and our officers and representatives may from time to time make, certain “forward-looking statements” within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipate,” “intend,” “commitment,” “look forward,” “maintain,” “plan,” “goal,” “seek,” “target,” “assume,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make regarding our liquidity, revenue, gross margin, operating margin, effective tax rate, foreign currency exchange movements, earnings per share, our plans and decisions relating to various capital expenditures, capital allocation priorities and other discretionary items such as our transformation program, market growth assumptions, our social impact and sustainability plans, targets, goals and expectations, and generally, our expectations concerning our future performance.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties and risks that are difficult to predict such as: cybersecurity breaches or other disruptions of our information technology systems; compliance with data privacy, identity protection and information security laws; our ability to comply with the US Foreign Corrupt Practices Act of 1977 and other applicable anti-corruption laws, particularly given that we have entered into a three-year Deferred Prosecution Agreement with the US Department of Justice; the impact of a disruption in our global supply chain or important facilities, including our reliance on single source suppliers; supply constraints and increases in the cost of energy; our ability to forecast sales demand and manage our inventory levels and the changing buying patterns of our customers; our ability to manage environmental, social and governance matters to the satisfaction of our many stakeholders, some of which may have competing interests; our success in completing and integrating strategic acquisitions; the success of our research and development efforts, including our ability to innovate to compete effectively; global and regional economic, financial, legal, tax, political and social change; our ability to comply with all laws to which we may be subject; pricing pressure from changes in third party payor coverage and reimbursement methodologies; our ability to properly educate and train healthcare providers on our products; our reliance on outsourcing key business functions; our ability to attract and retain qualified personnel; the impact of unauthorized importation of our products from countries with lower prices to countries with higher prices; the ability to obtain regulatory clearance and approval of our products as well as compliance with any post-approval obligations, including quality control of our manufacturing; our ability to protect our intellectual property; our ability to service our debt obligations; the need for additional financing through the issuance of debt or equity; the effects of litigation, including product liability lawsuits and governmental investigations; effect of product recalls or voluntary market withdrawals; the accuracy of our accounting estimates and assumptions, including pension and other post-employment benefit plan obligations and the carrying value of intangible assets; legislative, tax and regulatory reform; the impact of being listed on two stock exchanges; the ability to declare and pay dividends; the different rights afforded to our shareholders as a Swiss corporation compared to a US corporation; and the effect of maintaining or losing our foreign private issuer status under U.S. securities laws.

Additional factors are discussed in our filings with the United States Securities and Exchange Commission, including our Form 20-F. Should one or more of these uncertainties or risks materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated. Therefore, you should not rely on any of these forward-looking statements. Forward-looking statements in this press release speak only as of the date of its filing, and we assume no obligation to update forward-looking statements as a result of new information, future events or otherwise.
Intellectual Property
This report may contain references to our proprietary intellectual property. All product names appearing in italics or ALL CAPS are trademarks owned by or licensed to Alcon Inc. Product names identified by a "®" or a "™" are trademarks that are not owned by or licensed to Alcon or its subsidiaries and are the property of their respective owners.

Non-IFRS measures as defined by the Company
Alcon uses certain non-IFRS metrics when measuring performance, including when measuring current period results against prior periods, including core results, percentage changes measured in constant currency and free cash flow.
Because of their non-standardized definitions, the non-IFRS measures (unlike IFRS measures) may not be comparable to the calculation of similar measures of other companies. These supplemental non-IFRS measures are presented solely to permit investors to more fully understand how Alcon management assesses underlying performance. These supplemental non-IFRS measures are not, and should not be viewed as, a substitute for IFRS measures.
Core results
Alcon core results, including core operating income and core net income, exclude all amortization and impairment charges of intangible assets, excluding software, net gains and losses on fund investments and equity securities valued at fair value through profit and loss ("FVPL"), fair value adjustments of financial assets in the form of options to acquire a company carried at FVPL, obligations related to product recalls, and certain acquisition related items. The following items that exceed a threshold of $10 million and are deemed exceptional are also excluded from core results: integration and divestment related income and expenses, divestment gains and losses, restructuring charges/releases and related items, legal related items, gains/losses on early extinguishment of debt or debt modifications, past service costs for post-employment benefit plans, impairments of property, plant and equipment and software, as well as income and expense items that management deems exceptional and that are or are expected to accumulate within the year to be over a $10 million threshold.
Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions.
Alcon believes that investor understanding of its performance is enhanced by disclosing core measures of performance because, since they exclude items that can vary significantly from period to period, the core measures enable a helpful comparison of business performance across periods. For this same reason, Alcon uses these core measures in addition to IFRS and other measures as important factors in assessing its performance.
A limitation of the core measures is that they provide a view of Alcon operations without including all events during a period, such as the effects of an acquisition, divestment, or amortization/impairments of purchased intangible assets and restructurings.
Constant currency
Changes in the relative values of non-US currencies to the US dollar can affect Alcon's financial results and financial position. To provide additional information that may be useful to investors, including changes in sales volume, we present information about changes in our net sales and various values relating to operating and net income that are adjusted for such foreign currency effects.
Constant currency calculations have the goal of eliminating two exchange rate effects so that an estimate can be made of underlying changes in the Consolidated Income Statement excluding:
•the impact of translating the income statements of consolidated entities from their non-US dollar functional currencies to the US dollar; and

•the impact of exchange rate movements on the major transactions of consolidated entities performed in currencies other than their functional currency.
Alcon calculates constant currency measures by translating the current year's foreign currency values for sales and other income statement items into US dollars, using the average exchange rates from the historical comparative period and comparing them to the values from the historical comparative period in US dollars.
Free cash flow
Alcon defines free cash flow as net cash flows from operating activities less cash flow associated with the purchase or sale of property, plant and equipment. Free cash flow is presented as additional information because Alcon management believes it is a useful supplemental indicator of Alcon's ability to operate without reliance on additional borrowing or use of existing cash. Free cash flow is not intended to be a substitute measure for net cash flows from operating activities as determined under IFRS.
Growth rate and margin calculations
For ease of understanding, Alcon uses a sign convention for its growth rates such that a reduction in operating expenses or losses compared to the prior year is shown as a positive growth.
Gross margins, operating income/(loss) margins and core operating income margins are calculated based upon net sales to third parties unless otherwise noted.
Reconciliation of guidance for forward-looking non-IFRS measures
The forward-looking guidance included in this press release cannot be reconciled to the comparable IFRS measures without unreasonable efforts, because we are not able to predict with reasonable certainty the ultimate amount or nature of exceptional items in the fiscal year. These items are uncertain, depend on many factors and could have a material impact on our IFRS results for the guidance period.

Financial tables
Net sales by region

	Three months ended June 30				Six months ended June 30
($ millions unless indicated otherwise)	2023		2022		2023		2022

United States	1,105	46%	990	45%	2,183	46%	1,929	44%
International	1,297	54%	1,210	55%	2,552	54%	2,446	56%
Net sales to third parties	2,402	100%	2,200	100%	4,735	100%	4,375	100%

Consolidated Income Statement (unaudited)

	Three months ended June 30		Six months ended June 30
($ millions except earnings per share)	2023	2022	2023	2022
Net sales to third parties	2,402	2,200	4,735	4,375
Other revenues	20	17	39	31
Net sales and other revenues	2,422	2,217	4,774	4,406
Cost of net sales	(1,040)	(999)	(2,070)	(1,966)
Cost of other revenues	(19)	(14)	(36)	(28)
Gross profit	1,363	1,204	2,668	2,412
Selling, general & administration	(832)	(803)	(1,617)	(1,544)
Research & development	(217)	(181)	(419)	(347)
Other income	5	3	10	12
Other expense	(49)	(23)	(104)	(87)
Operating income	270	200	538	446
Interest expense	(48)	(31)	(95)	(60)
Other financial income & expense	(9)	(22)	(17)	(39)
Income before taxes	213	147	426	347
Taxes	(44)	1	(83)	(31)
Net income	169	148	343	316

Earnings per share ($)
Basic	0.34	0.30	0.70	0.64
Diluted	0.34	0.30	0.69	0.64

Weighted average number of shares outstanding (millions)
Basic	493.2	491.7	492.8	491.3
Diluted	495.7	494.3	495.9	494.2

Balance sheet highlights

($ millions)	June 30, 2023	December 31, 2022
Cash and cash equivalents	661	980
Current financial debts	100	107
Non-current financial debts	4,581	4,541
Free cash flow (non-IFRS measure)
The following is a summary of free cash flow for the six months ended June 30, 2023 and 2022, together with a reconciliation to net cash flows from operating activities, the most directly comparable IFRS measure:

	Six months ended June 30
($ millions)	2023	2022
Net cash flows from operating activities	410	470
Purchase of property, plant & equipment	(221)	(237)
Free cash flow	189	233

Reconciliation of IFRS results to core results (non-IFRS measure)
Three months ended June 30, 2023

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Transformation costs(3)	Other items(5)	Core results (non-IFRS measure)
Gross profit	1,363	164	—	5	1,532
Operating income	270	168	26	15	479
Income before taxes	213	168	26	15	422
Taxes(6)	(44)	(30)	(4)	(3)	(81)
Net income	169	138	22	12	341
Basic earnings per share ($)	0.34				0.69
Diluted earnings per share ($)	0.34				0.69
Basic - weighted average shares outstanding (millions)(7)	493.2				493.2
Diluted - weighted average shares outstanding (millions)(7)	495.7				495.7

Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS results to core results (non-IFRS measure)' tables.
Three months ended June 30, 2022

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Impairments(2)	Transformation costs(3)	Other items(5)	Core results (non-IFRS measure)
Gross profit	1,204	141	59	—	(12)	1,392
Operating income	200	146	61	9	(11)	405
Income before taxes	147	146	61	9	(11)	352
Taxes(6)	1	(24)	(14)	(2)	—	(39)
Net income	148	122	47	7	(11)	313
Basic earnings per share ($)	0.30					0.64
Diluted earnings per share ($)	0.30					0.63
Basic - weighted average shares outstanding (millions)(7)	491.7					491.7
Diluted - weighted average shares outstanding (millions)(7)	494.3					494.3

Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS results to core results (non-IFRS measure)' tables.

Six months ended June 30, 2023

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Transformation costs(3)	Other items(5)	Core results (non-IFRS measure)
Gross profit	2,668	333	—	9	3,010
Operating income	538	341	52	28	959
Income before taxes	426	341	52	28	847
Taxes(6)	(83)	(61)	(9)	(6)	(159)
Net income	343	280	43	22	688
Basic earnings per share ($)	0.70				1.40
Diluted earnings per share ($)	0.69				1.39
Basic - weighted average shares outstanding (millions)(7)	492.8				492.8
Diluted - weighted average shares outstanding (millions)(7)	495.9				495.9
Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS results to core results (non-IFRS measure)' tables.
Six months ended June 30, 2022

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Impairments(2)	Transformation costs(3)	Legal items(4)	Other items(5)	Core results (non-IFRS measure)
Gross profit	2,412	281	59	—	—	(3)	2,749
Operating income	446	292	61	24	20	10	853
Income before taxes	347	292	61	24	20	10	754
Taxes(6)	(31)	(49)	(14)	(4)	(5)	—	(103)
Net income	316	243	47	20	15	10	651
Basic earnings per share ($)	0.64						1.33
Diluted earnings per share ($)	0.64						1.32
Basic - weighted average shares outstanding (millions)(7)	491.3						491.3
Diluted - weighted average shares outstanding (millions)(7)	494.2						494.2
Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS results to core results (non-IFRS measure)' tables.

Explanatory footnotes to IFRS to core reconciliation tables
(1)Includes recurring amortization for all intangible assets other than software.
(2)Includes impairment charges related to intangible assets.
(3)Transformation costs, primarily related to restructuring and third party consulting fees, for the multi-year transformation program.
(4)Includes a provision for a legal settlement.
(5)For the three months ended June 30, 2023, Gross profit includes the amortization of inventory fair value adjustments related to a recent acquisition. Operating income also includes integration related expenses for a recent acquisition and the amortization of option rights.
For the three months ended June 30, 2022, Gross profit includes fair value adjustments to contingent consideration liabilities and the reversal of charges related to the war on Ukraine, partially offset by the amortization of inventory fair value adjustments related to a recent acquisition. Operating income also includes integration related expenses for a recent acquisition and fair value adjustments of financial assets, partially offset by the reversal of charges related to the war on Ukraine.
For the six months ended June 30, 2023, Gross profit includes the amortization of inventory fair value adjustments related to a recent acquisition. Operating income also includes integration related expenses for a recent acquisition, fair value adjustments of financial assets and the amortization of option rights.
For the six months ended June 30, 2022, Gross profit includes fair value adjustments to contingent consideration liabilities, partially offset by the amortization of inventory fair value adjustments related to a recent acquisition. Operating income also includes integration related expenses for a recent acquisition and fair value adjustments of financial assets.
(6)For the three months ended June 30, 2023, tax associated with operating income core adjustments of $209 million totaled $37 million with an average tax rate of 17.7%.
For the three months ended June 30, 2022, tax associated with operating income core adjustments of $205 million totaled $40 million with an average tax rate of 19.5%.
For the six months ended June 30, 2023, tax associated with operating income core adjustments of $421 million totaled $76 million with an average tax rate of 18.1%.
For the six months ended June 30, 2022, total tax adjustments of $72 million include tax associated with operating income core adjustments, partially offset by discrete tax items. Tax associated with operating income core adjustments of $407 million totaled $75 million with an average tax rate of 18.4%.
(7)Core basic earnings per share is calculated using the weighted-average shares of common stock outstanding during the period. Core diluted earnings per share also contemplate dilutive shares associated with unvested equity-based awards as described in Note 4 to the Condensed Consolidated Interim Financial Statements.

About Alcon
Alcon helps people see brilliantly. As the global leader in eye care with a heritage spanning over 75 years, we offer the broadest portfolio of products to enhance sight and improve people’s lives. Our Surgical and Vision Care products touch the lives of people in over 140 countries each year living with conditions like cataracts, glaucoma, retinal diseases and refractive errors. Our more than 25,000 associates are enhancing the quality of life through innovative products, partnerships with Eye Care Professionals and programs that advance access to quality eye care. Learn more at www.alcon.com.

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